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                                                               Exhibit 99.(a)(4)

October 17, 1996
Jericho, New York

FOR IMMEDIATE RELEASE ....RALEIGH INITIATES TENDER OFFER

       Raleigh Capital Associates L.P. has announced today that it commenced a tender offer to purchase up to approximately 22% of the outstanding limited partnership interests and assignee interests therein of Arvida/JMB Partners L.P. at $500 per interest. The offer, which is conditioned, among other things, upon the abandonment or enjoining of the Partnership's proposed financing from a Starwood Capital affiliate, is scheduled to expire at 12:00 midnight, New York city time, on November 14, 1996, unless extended.

       For additional information, contact The Herman Group, Inc., the Information Agent for Raleigh's offer, at (800) 992-6146.